Glohab, Inc.

3111 Camino del Rio North, Suite 400

San Diego, CA 92108

Date of Request: May 26, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Ladies and Gentlemen:

RE: Glohab, Inc. Request to Withdraw Registration Statement on Form S-1

(File No. 333-252668) Filed: February 2, 2021

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Glohab, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrants registration statement on Form S-1 (File No. 333-252668), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on February 2, 2021.

The Registrant submits this request for withdrawal as the company is unable to bare the burdin of the registration requirements. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to Registrant’s counsel, Byron Thomas, Esq. via email byronthomaslaw@gmail.com. If you have any questions with respect to this matter please contact Daniel Correa at (619-8845953).

Glohab, Inc.

By:	/s/ Daniel Correa
Daniel Correa, President
Glohab, Inc.